PE 12/24/2015

UNITED STATES NO ACT
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Received SEC
FEB 16 2016
Washington, DC 20549

DIVISION OF
CORPORATION FINANCE

16003991

February 16, 2016

Richard W. Astle
Sidley Austin LLP
rastle@sidley.com

Act: 1934
Section:
Rule: 14a-8 (i)(5)
Public
Availability: 2-16-16

Re: Exelon Corporation
Incoming letter dated December 24, 2015

Dear Mr. Astle:

This is in response to your letter dated December 24, 2015 concerning the shareholder proposal submitted to Exelon by the North Carolina Department of State Treasurer. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Meryl Murtagh
North Carolina Department of State Treasurer
meryl.murtagh@nctreasurer.com

February 16, 2016

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exelon Corporation
Incoming letter dated December 24, 2015

The proposal requests that the board adopt a policy to disclose a description of the specific minimum qualifications that the nominating committee believes must be met by a nominee to the board of directors and each nominee's gender, race/ethnicity, skills and experiences.

We are unable to concur in your view that Exelon may exclude the proposal under rule 14a-8(i)(7). In arriving at this position, we note that the proposal relates to director qualifications and does not seek to micromanage the company to such a degree that exclusion of the proposal would be appropriate. Accordingly, we do not believe that Exelon may omit the proposal from its proxy materials in reliance on rule 14a-8(i)(7).

Sincerely,

Ryan J. Adams
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

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December 24, 2015

By email to shareholderproposals@sec.gov

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F Street NE
Washington, DC 20549

Re: Exelon Corporation – Request to Exclude a Shareholder Proposal submitted by the North Carolina Department of State Treasurer on behalf of the North Carolina Retirement Systems

Ladies and Gentlemen:

We are writing on behalf of our client, Exelon Corporation, a Pennsylvania corporation ("*Exelon*" or the "*Company*"), pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "*Exchange Act*"), to notify the Securities and Exchange Commission (the "*Commission*") of Exelon's intention to exclude from its proxy materials for its 2016 Annual Meeting of Shareholders (the "*2016 Annual Meeting*" and such materials, the "*2016 Proxy Materials*") a shareholder proposal (the "*Proposal*") submitted by the North Carolina Department of State Treasurer on behalf of the North Carolina Retirement Systems (the "*Proponent*") on November 19, 2015. The Company intends to omit the Proposal from its 2016 Proxy Materials pursuant to Rule 14a-8(i)(7) of the Exchange Act and respectfully requests confirmation that the Staff of the Division of Corporation Finance (the "*Staff*") will not recommend to the Commission that enforcement action be taken if Exelon excludes the Proposal from its 2016 Proxy Materials for the reasons detailed below.

Exelon intends to file its definitive proxy materials for the 2016 Annual Meeting on or about March 16, 2015. In accordance with *Staff Legal Bulletin 14D* ("*SLB 14D*"), this letter and its exhibits are being submitted via e-mail. A copy of this letter and its exhibits will also be sent to the Proponent. Pursuant to Rule 14a-8(k) and SLB 14D, the Company requests that the Proponent copy the undersigned on any correspondence that they elect to submit to the Staff in response to this letter.

The Proposal

The Proposal includes the following language:

> "**Resolved,** that the Shareholders of Exelon Corporation ("Company") request that the Board adopt a policy to disclose to shareholders the following:
>
> 1. A description of the specific minimum qualifications that the Board's nominating committee believes must be met by a nominee to the board of directors; and
>
> 2. Each nominee's gender, race/ethnicity, skills, and experiences presented in a chart or matrix form
>
> The disclosure shall be presented to the shareholders through the annual proxy statement and the company's website within six (6) months of the date of the annual meeting, and updated on an annual basis."

A copy of the Proposal, including its supporting statement, is attached to this letter as Exhibit A. A copy of all correspondence between the Company and the Proponent is attached as Exhibit B.

Preliminary Statement

Our client and its directors believe very strongly in the value of diversity and experience in its work force and its board of directors. Exelon discloses each director's gender, race/ethnicity, qualifications and experience in its proxy statement and on its web site in a manner that Exelon believes is most meaningful to shareholders and compliant with applicable legal requirements. Exelon does not object to disclosure of this information; however, it does object to the rigid manner in which the Proponent requires that the information be disclosed, which, it believes, intrudes upon its management of ordinary business matters and legal compliance, as discussed more fully in the analysis below.

Analysis

The Proposal Relates to Ordinary Business Matters and Therefore May Be Excluded From the 2016 Proxy Materials Pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits a company to omit a shareholder proposal from its proxy materials if the proposal deals with a matter relating to the company's "ordinary business operations." The purpose of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting."[1] Two considerations underlie this exclusion. The first relates to the subject matter of the proposal: "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct shareholder oversight."[2] The second consideration relates to the "degree to which the proposal seeks to 'micro-manage' the company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment."[3]

As explained in further detail below, the Proposal focuses on excludable ordinary business operations. To the extent the Proponent's request touches upon any significant policy issues, the thrust of the Proposal does so in a way that impermissibly impinges on the discretion of the Company's management and board by focusing more on aspects of ordinary business than any significant policy issue; and Staff precedent therefore provides that the entire Proposal may be omitted. The Proposal does this in two ways by (i) impermissibly micro-managing the Board's determinations of the manner and timing in which it makes voluntary disclosures; and (ii) interfering with the Company's legal compliance program with respect to legally required disclosures.

The Proposal Impermissibly Micromanages the Company's Approach to Voluntary Disclosures.

The first central action the Proposal asks the Company's board to take is to provide certain voluntary disclosures about board candidates in a highly specific manner that go beyond current legal requirements. Specifically, the Proposal asks the Company's board to format these disclosures "in a chart or matrix form" and include them in the proxy materials for annual shareholder meetings, whether or not such disclosures would be more appropriately provided in another format or through another medium. The Proposal does not merely require the Company to broaden the information gathered on and publicly disclosed about its candidates for election to the board of directors; rather, it prescribes that a very particular process take place resulting in a specifically formatted and timed end product depriving management of the ability to evaluate how to make voluntary disclosures.

The Proposal thus seeks to "micro-manage" matters upon which shareholders, as a group, are not in a position to make an informed judgment. Indeed, the Proposal embodies the type of detail that the Commission has stated raises concerns over micro-management -- a proposal that "involves intricate detail, or seeks to impose specific time-frames or methods for implementing

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1 Release No. 34-40018 (May 21, 1998) (the "*1998 Release*").

2 Id.

3 Id.

complex policies."[4] The Proposal demonstrates the basis for the Commission's determination that such proposals are not proper under Rule 14a-8(i)(7), as the particularity specified in the Proposal raises issues that shareholders are not well positioned to address through a vote to approve, disapprove or abstain. For example, many board candidates may feel that a proper discussion of their race or ethnic heritage does not lend itself to a simple matrix. Some directors may object entirely to the notion of their race, ethnicity, or gender being included in the proxy statement in a format that presents it as a criteria for election as a director. Furthermore, the board may make a determination in its business judgment that the presentation of aggregate data on gender, race, ethnicity and other voluntarily disclosed characteristics is the more relevant and appropriate method of disclosure rather than providing specific data points for "[e]ach nominee's gender [and] race/ethnicity." Or, the board may determine that such voluntary disclosure is better communicated through the Company's website or in a separately published report rather than the annual proxy statement. The judgment of individual candidates or the larger board notwithstanding, the operative language of the Proposal strips the board and management of this discretion and dictates not only the substance of the disclosures but the "time-frames and methods," down to the formatting, of the disclosures.

Exelon believes that its voluntary disclosure of the gender, race, and ethnicity of board candidates is the province of its board and management, and not of shareholders placing a single up-or-down vote on the Proposal, to determine the specific mechanics of how, when and in what format those voluntary disclosures are made, such as determining whether to aggregate or disaggregate data, and whether to disclose in pictures, text and graphs rather than a matrix, and selecting when and through what media the disclosures would be made.

The Staff has consistently concurred that shareholder proposals that attempt to micro-manage a company by providing specific details dictating procedures are excludable under Rule 14a-8(i)(7). In this respect, the Proposal is comparable to the proposal that was considered in *General Electric Co.* (Jan. 25, 2012, *recon. denied* Apr. 16, 2012), which recommended that the company's board of directors adopt a highly specific procedure for evaluating director performance. The Staff concurred with the company's argument that such specificity in the proposal amounted to micro-managing the company, and thus the proposal could be excluded under Rule 14a-8(i)(7). See also *Duke Energy Carolinas, LLC* (Feb. 16, 2001) (concurring with the exclusion of a proposal under Rule 14a-8(i)(7), which recommended to the company's board of directors that they take steps to reduce nitrogen oxide emissions from the company' s coal-fired power plants by 80% and to limit each boiler to .15 pounds of nitrogen oxide per million BTUs of heat input by a certain year); *Ford Motor Co.* (Mar. 2, 2004) (concurring with the exclusion of a proposal requesting that the company publish a report about global warming/cooling, where the report was required to include details such as the measured

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[4] Id.

temperature at certain locations and the method of measurement, the effect on temperature of increases or decreases in certain atmospheric gases, the effects of radiation from the sun on global warming/cooling, carbon dioxide production and absorption, and a discussion of certain costs and benefits). Therefore, consistent with the 1998 Release and Staff precedent, the Company believes the Proposal may be similarly excluded pursuant to Rule 14a-8(i)(7) as a matter of the Company's ordinary business operations because it attempts to micro-manage the Company.

The Proposal Impermissibly Interferes with the Oversight of the Company's Legal Compliance, which is a Management Function.

The second central element of the Proposal is a request to improve "deficiencies" in the way the Company complies with the disclosure requirements contained in Regulation S-K under the Exchange Act ("Reg. S-K"). Specifically, the Proposal requests that the Company "adopt a policy to disclose to shareholders… [a] description of the specific minimum qualifications that the Board's nominating committee believes must be met by a nominee to the board of directors…." This language is congruent with the language contained in Item 407(c)(2)(v) of Reg. S-K, which already imposes a legal requirement on the Company to provide this disclosure to its shareholders in its annual meeting proxy materials. The Proposal, however, erroneously asserts that the Company's compliance with Item 407(c)(2)(v) of Reg. S-K "has been deficient."

The Staff has consistently recognized a company's legal compliance programs to be a matter of ordinary business, and considered proposals relating to a company's compliance program as infringing on management's core function of overseeing business practices. For example, in *The AES Corp.* (Jan. 9, 2007), a shareholder proposal sought the creation of a board oversight committee to monitor company compliance with federal, state and local laws. The company argued that compliance with law was so fundamental to management's ability to run the company that it could not, as a practical matter, be subject to direct shareholder oversight. The Staff concurred with the exclusion of the proposal, noting that the proposal related to "ordinary business operations (i.e., general conduct of a legal compliance program)." Similarly, in *Corrections Corporation of America* (Mar. 2013), the Staff concurred in the exclusion of a proposal requesting that the board make disclosures concerning the company's potential conversion into a REIT, with the Staff noting that the "proposal relate[d] to plans 'to comply with, and monitor compliance with, IRS rules governing REITS,'" and further reaffirming that "[p]roposals that concern a company's legal compliance program are generally excludable under rule 14a-8(i)(7)." See also *Halliburton Company* (Mar. 10, 2006) (concurring in the exclusion of a proposal requesting a report addressing the potential impact of certain violations and investigations on the company's reputation and stock value and how the company intended to prevent further violations as relating to the ordinary business of conducting a legal compliance program).

The second central element of the Proposal is redundant to existing legal requirements. Consequently, the disclosures called for by this part of the Proposal necessarily implicate the Company's responses to, and decisions on, legal and compliance matters and are therefore inextricably tied to the Company's legal compliance program. The Staff precedent discussed above indicates that the Proposal is also excludable under Rule 14a-8(i)(7) on this basis.

Even if the Proposal Touches Upon a Significant Policy Issue, the Proposal Is Excludable Because It Focuses on Ordinary Business Matters.

The Company, of course, recognizes that despite the implications for a company's ordinary business operations, a proposal that *focuses* on a significant policy issue would be ineligible for exclusion pursuant to Rule 14a-8(i)(7). The fact that diversity in certain contexts may be considered a significant policy issue does not, however, alter the conclusion above that this Proposal may be excluded pursuant to Rule 14a-8(i)(7). The Staff has long held that the mere fact that a proposal touches upon a significant policy issue is not alone sufficient to avoid the application of Rule 14a-8(i)(7) when the proposal also addresses or focuses on ordinary business matters. See *Apple Inc.* (Dec. 30, 2014) ("[A]lthough the proposal relates to executive compensation [a significant policy issue], the thrust and focus of the proposal is on the ordinary business matter of the company's legal compliance program."); *Intel Corp.* (Mar. 18, 1999) (in addressing a proposal seeking highly specific provisions in an "Employee Bill of Rights," the Staff determined, "There appears to be some basis for your view that Intel may exclude the proposal under rule 14a-8(i)(7), as relating, *in part,* to Intel's ordinary business operations . . ." (emphasis added)); *General Electric Co.* (Feb. 10, 2000) (concurring in the exclusion of a proposal relating to the discontinuation of an accounting method and use of funds related to an executive compensation program in reliance on Rule 14a-8(i)(7) as dealing with both the significant policy issue of senior executive compensation and the ordinary business matter of choice of accounting method); *Wal-Mart Stores, Inc.* (Mar. 15, 1999) (concurring in the exclusion of a proposal requesting a report on Wal-Mart's actions to ensure it does not purchase from suppliers who manufacture items using forced labor, convict labor, child labor or who fail to comply with laws protecting employees' rights in reliance on Rule 14a-8(i)(7) because "paragraph 3 of the description of matters to be included in the report relates to ordinary business operations").

This analysis applies to both considerations under Rule 14a-8(i)(7) -- proposals that seek to micro-manage and those that address core functions of management. As the Staff has noted previously, when a proposal involving a significant policy issue calls for action amounting to micro-management of the company, the proposal is nevertheless excludable under Rule 14a-8(i)(7). See, e.g., *Papa John's International, Inc.* (Feb. 13, 2015) (concurring in the exclusion of a proposal requesting that the company include more vegan items on its restaurant menus, despite the proponent's argument that the proposal would promote animal welfare and the environment because it related to "the products offered for sale by the company"); *Dominion*

Resources, Inc. (concurring in the exclusion of a proposal relating to use of alternative energy because, while touching on a significant policy, it related to the company's choice of technologies for use in its operations); *Federal Agricultural Mortgage Corp.* (Mar. 31, 2003) (concurring in the exclusion of a proposal that directed the company to make specific charitable donations for specific purposes); *T. Rowe Price Group Inc.* (Dec. 27, 2002) (concurring in the exclusion of a proposal that directed the company not to donate money to non-profit organizations that "undermine the American war on terrorism"). Here, as noted above, the first request for action on which the Proposal focuses impermissibly micro-manages the Board's determination of the manner and timing in which it makes voluntary disclosures. Consistent with this precedent, the Proposal is therefore excludable even if it also touches upon a significant policy issue.

Similarly, the Staff has noted previously that when a proposal involves a significant policy issue but interferes with the company's legal compliance program, the reference to a significant policy issue does not save the proposal from exclusion under Rule 14a-8(i)(7). For example, in *Apple*, the proposal sought action by the compensation committee of the company's board that related directly to and was in the context of executive compensation, a significant policy issue. However, the directive in the resolution focused on implementing compensation metrics to "promote adherence to laws and regulations," and, as discussed above, matters relating to compliance with laws and regulations are core day-to-day management functions. Therefore, the proposal was excludable and was not saved by its reference to executive compensation. In the same way, when reading the Proposal's directive concerning the Company's compliance with Reg. S-K, that request for action focuses squarely on matters of ordinary business, namely the Company's legal compliance regime with respect to legally required disclosures.

Even if the Proposal implicates a significant policy issue by referencing the term "diversity," the Proposal nevertheless focuses on ordinary business matters that, absent any concerns about policy considerations, would warrant exclusion. The central actions sought by the Proposal are not focused on board diversity. Rather, the principal effect of the Proposal is to interfere with (i) the board's business judgment in determining the manner, format and timing of voluntary disclosures and (ii) the Company's legal compliance program concerning legally required disclosures. Both are matters of ordinary business operations. It is for this reason that when a proposal "appears to relate to both extraordinary transactions and non-extraordinary transactions, ...[the Staff] will not recommend enforcement action to the Commission if [a company] omits the proposal from its proxy materials." See *Apache Corp.* (March 5, 2008) (concurring in the exclusion of a proposal requesting the implementation of equal employment opportunity policies based on specified principles, where the Staff noted that "some of the principles relate to Apache's ordinary business operations"); *Peregrine Pharmaceuticals Inc.* (July 31, 2007); *General Electric Company* (Feb. 3, 2005) (concurring in the exclusion of a proposal under Rule 14a-8(i)(7) because it contained elements that addressed the basic management of the company's workforce, even though part of the proposal related to the important policy concern of outsourcing jobs); *Walt Disney Company* (December 15, 2004) (concurring in the exclusion of a proposal because "although the proposal mentions executive compensation [a significant policy issue], the thrust and focus of the proposal is on the ordinary business matter of the nature, presentation and content of programming and film production").

For these reasons, the Company believes that Rule 14a-8(i)(7) provides that the Proposal may be excluded from Exelon's 2016 Proxy Materials.

Conclusion

Based on the foregoing, we respectfully request your concurrence that the Proposal may be excluded from Exelon's 2016 Proxy Materials. If you have any questions regarding this request or desire additional information, please contact me at (312) 853-7270.

Very truly yours,

Richard W. Astle

Attachments

cc: Meryl Murtagh, Corporate Governance Attorney, North Carolina Department of State Treasurer

Exhibit A
Proponent's Submission

NORTH CAROLINA
DEPARTMENT OF STATE TREASURER
INVESTMENT MANAGEMENT DIVISION

JANET COWELL
TREASURER

KEVIN SIGRIST
CHIEF INVESTMENT OFFICER

November 19, 2015

Mr. Bruce Wilson, SVP
Deputy General Counsel & Corporate Secretary
Exelon Corporation
10 S. Dearborn St., 53rd Floor
Chicago, IL 60603

RE: Shareholder Proposal for the 2016 Annual Meeting

Dear Mr. Wilson:

The North Carolina Department of State Treasurer ("State Treasurer"), as the investment fiduciary for the North Carolina Retirement Systems, is the owner of more than 780,000 shares of Exelon Corporation common stock of (the "Company"), which the State Treasurer intends to continue to hold through the date of the Company's 2016 annual meeting of shareholders (the "Annual Meeting"). The State Treasurer has continuously held common shares of the Company with a market value of at least $2,000 for more than one year as of the date hereof. Verification of ownership, provided by The Bank of New York Mellon, is enclosed in this packet.

Pursuant to Rule 14a-8 promulgated under the Securities Exchange Act of 1934, the State Treasurer hereby submits the attached shareholder proposal and supporting statement (the "Proposal") for inclusion in the Company's proxy materials and for presentation to a vote of shareholder at the Annual Meeting.

If you have any questions or concerns please contact me at 919-814-3852 or Meryl.Murtagh@nctreasurer.com. As always, we would welcome the opportunity to discuss this proposal.

Sincerely,

Meryl Murtagh
Corporate Governance Attorney
North Carolina Department of State Treasurer
3200 Atlantic Avenue
Raleigh, NC 27610

Resolved, that the Shareholders of Exelon Corporation ("Company") request that the Board adopt a policy to disclose to shareholders the following:

1. A description of the specific minimum qualifications that the Board's nominating committee believes must be met by a nominee to the board of directors; and
2. Each nominee's gender, race/ethnicity, skills , and experiences presented in a chart or matrix form

The disclosure shall be presented to the shareholders through the annual proxy statement and the company's website within six (6) months of the date of the annual meeting, and updated on an annual basis.

Supporting Statement

We believe that boards that incorporate diverse perspectives can think more critically and oversee corporate managers more effectively. By providing a meaningful disclosure about the potential board members, shareholders will be better able to judge how well-suited individual board nominees are for the Company and whether their listed skills, experiences, and attributes are appropriate in light of the company's overall business strategy. Company's compliance with Item 407(c)(2)(v) of SEC Regulation S-K, which requires companies to identify the minimum skills, experiences, and attributes that all board candidates are expected to possess, has been deficient; and

Company's percentage of female board members has been significantly (greater than 1 standard deviation) below market average; and

Company's disclosures have been below market average; and

Company's performance ranking within its peer group is in the lowest quartile in the one, three and five year categories.

A 2012 Credit Suisse study found that companies that include women on their boards deliver higher returns on equity, better average growth, and higher price value over a period of five or more years.[1] Research has confirmed these findings, even controlling for size, industry, and other corporate governance measures.[2] Further, research has shown that board diversity, including gender diversity, is also linked to better risk management because it can reduce the tendency toward standard agreement with known business associates and "group think" regarding certain actions.[3] As a long term shareholder we are interested in making sure the board is overseeing management effectively and helping provide value over time.

We believe that a diverse board is a good indicator of sound corporate governance and a well-functioning board. Diversity in board composition is best achieved through highly qualified candidates with a diversity of skills, experiences, race and gender, and board independence from management.

We are requesting comprehensive disclosures about board composition and what qualifications the Company seeks for its Board, therefore we urge shareholders to vote FOR this proposal.

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[1] "Gender diversity and corporate performance," Research Institute, August 2012, available at http://www.calstrs.com/sites/main/files/file-attachments/csri_gender_diversity_and_corporate_performance.pdf.
[2] Carter, D.A., Simkins, B.J., and Simpson, W.G. (2003), Corporate Governance, Board Diversity, and Firm Value. Financial Review, 38: 33-53. doi: 10.1111/1540-6288.00034
[3] Yang, Ya-wen. "More Diverse Corporate Boards Leads to Less Risk Taking." Entrepreneur Magazine. August 29, 2014, available at http://www.entrepreneur.com/article/236929

<u>Exhibit B</u>

Correspondence

From: Peters, Scott N:(BSC)
Sent: Tuesday, December 22, 2015 12:31 PM
To: 'Meryl Murtagh'
Cc: Wilson, Bruce G:(BSC); Melissa Waller; Matthew Leatherman; Cindy Esparragoza; Patrice Ray
Subject: RE: Exelon shareholder proposal

Thanks, Meryl, I'll give you a call on Monday to check in, and we can set up a call with the group during the week of January 4th. We look forward to discussing Exelon's commitment to diversity and inclusion and our related disclosures.

Please note that we have a concern that this proposal relates to ordinary business matters, the form of disclosure, and it therefore may be excluded from the proxy materials. Because of the tight SEC deadlines, we anticipate filing a no-action letter request before our discussions.

Hoping you have an enjoyable holiday and looking forward to speaking with you next week.--snp

Scott N. Peters | Assistant Secretary and Associate General Counsel | Exelon Corporation
10 South Dearborn St., 49th Floor, Chicago, IL 60603 | p 312.394.7252 | m 224-422-0305

From: Meryl Murtagh [mailto:Meryl.Murtagh@nctreasurer.com]
Sent: Monday, December 21, 2015 4:48 PM
To: Peters, Scott N:(BSC)
Cc: Wilson, Bruce G:(BSC); Melissa Waller; Matthew Leatherman; Cindy Esparragoza; Patrice Ray
Subject: RE: Exelon shareholder proposal

Hello Mr. Peters—

Thank you for your message. We look forward to speaking with your team about our proposal. I would like to include Melissa Waller, our Chief of Staff, and the rest of the Corporate Governance team—Matthew Leatherman, our Corporate Governance Analyst, and Patrice Ray, our other attorney in that conversation. I have included them on this email, to facilitate scheduling. Can we look towards the week of January 4th?

Today is my last day in the office before the Christmas holiday, but I will be available the week of December 28th Monday through Wednesday if you would like a brief check in before we speak with the larger group.

Meryl

Meryl Murtagh
Corporate Governance Attorney
Office of the State Treasurer

Phone: (919) 814-3852 Business Mobile: (919) 239-9619

North Carolina
Department of State Treasurer
Janet Cowell, State Treasurer

3200 Atlantic Avenue, Raleigh, NC 27604
www.NCTreasurer.com

From: Peters, Scott N:(BSC) [mailto:scott.peters@exeloncorp.com]
Sent: Monday, December 21, 2015 5:06 PM
To: Meryl Murtagh
Cc: Wilson, Bruce G:(BSC)
Subject: Exelon shareholder proposal

Hi Meryl, Bruce Wilson, Exelon's SVP, Deputy General Counsel, and Corporate Secretary, and I are wondering if you might have a few minutes this week or next to discuss your shareholder proposal. We recognize that with the holidays this is a hard time to schedule but all we're looking at this point is an initial conversation, with more detailed discussions to follow.

Would you have some time for a quick call to kick off a dialogue?

Thanks--snp

Scott N. Peters | Assistant Secretary and Associate General Counsel | Exelon Corporation
10 South Dearborn St., 49th Floor, Chicago, IL 60603 | p 312.394.7252 | m 224-422-0305

From: Meryl Murtagh [mailto:Meryl.Murtagh@nctreasurer.com]
Sent: Tuesday, December 22, 2015 12:31 PM
To: Peters, Scott N:(BSC)
Subject: [EXTERNAL] Automatic reply: Exelon shareholder proposal

I will be traveling and out of the office with limited ability to respond to email through Decmeber 25th. I will be back in the office on Monday December 29th.

Thank you,

Meryl Murtagh